Exhibit 4.1

BUSINESS OBJECTS AMERICAS

DEFERRED COMPENSATION PLAN

Amended and Restated Effective as of August 1, 2002

TABLE OF CONTENTS

Page
ARTICLE I - TITLE AND DEFINITIONS

1.1 Title	2
1.2 Definitions	2

ARTICLE II - PARTICIPATION

2.1 Participation	5

ARTICLE III - DEFERRAL ELECTIONS

3.1 Elections to Defer Compensation	5
3.2 Company Contributions	7
3.3 Investment Elections	7

ARTICLE IV - ACCOUNTS

4.1 Participant Accounts	8

ARTICLE V - VESTING

5.1 Account	9

ARTICLE VI - GENERAL DUTIES

6.1 Trustee Duties	9
6.2 Company Contributions	9
6.3 Department of Labor Determination	10

ARTICLE VII - DISTRIBUTIONS

7.1 Distribution of Deferred Compensation — Termination of Employment	10
7.2 Scheduled and Unscheduled In-Service Withdrawals	12
7.3 Unforeseeable Emergency	14
7.4 Inability To Locate Participant	14

ARTICLE VIII - ADMINISTRATION

8.1 Committee	15
8.2 Committee Action	15
8.3 Powers and Duties of the Committee	15
8.4 Construction and Interpretation	16

i

ii

BUSINESS OBJECTS AMERICAS

DEFERRED COMPENSATION PLAN

     Business Objects Americas (the “Company”), having established the Business Objects Americas Deferred Compensation Plan (the “Plan”), originally effective as of March 1, 1999 and amended effective as of January 1, 2000, hereby amends and restates the Plan, effective as of August 1, 2002. Throughout this Plan, the term “Company” shall include (wherever relevant) any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity or investment interest, as determined by the Company.

RECITALS

1. The Company has established the Plan for the benefit of a select group of management and highly compensated employees of the Company.

2. The Company wishes to provide under the Plan for the payment of accrued vested benefits to Plan participants and their beneficiaries.

3. Under the Plan, the Company is obligated to pay vested accrued benefits to the Plan participants and their beneficiaries from the Company’s general assets.

4. The Company has entered into an agreement (the “Trust Agreement”) with First American Trust Company appointed as trustee (the “Trustee”) under an irrevocable trust (the “Trust”) to be used in connection with the Plan.

5. The Company intends to make contributions to the Trust so that such contributions will be held by the Trustee and invested, reinvested and distributed, all in accordance with the provisions of this Plan and the Trust Agreement.

6. The Company intends that amounts contributed to the Trust and the earnings thereon shall be used by the Trustee to satisfy the liabilities of the Company under the Plan with respect to each Plan participant for whom an Account has been established and such utilization shall be in accordance with the procedures set forth herein.

7. The Company intends that the Trust be a “grantor trust” with the principal and income of the Trust treated as assets and income of the Company for federal and state income tax purposes.

8. The Company intends that the assets of the Trust shall at all times be subject to the claims of the general creditors of the Company as provided in the Trust Agreement.

9. The Company intends that the existence of the Trust shall not alter the characterization of the Plan as “unfunded” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and shall not be construed to provide income to Plan participants under the Plan prior to actual payment of the vested accrued benefits thereunder.

     NOW THEREFORE, the Company does hereby establish the Plan as follows and does also hereby agree that the Plan shall be structured, held and disposed of as follows:

ARTICLE I

TITLE AND DEFINITIONS

1.1 Title

     This Plan shall be known as the Business Objects Americas Deferred Compensation Plan.

1.2 Definitions

     Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below:

     “Account” means, for each Participant, the bookkeeping account maintained by the Committee that is credited with amounts equal to (a) the portion of the Participant’s Salary that he or she elects to defer, (b) the portion of the Participant’s Commissions that he or she elects to defer, (c) the portion of the Participant’s Bonus that he or she elects to defer, (d) the portion of the Participant’s Escrow Payment that he or she elects to defer, (e) the portion of the Participant’s Retention Plan Payment that he or she elects to defer, (f) Company contributions, if any, made to the Plan for the Participant’s benefit, and (g) adjustments to reflect deemed earnings pursuant to Section 4.1(d).

     “Beneficiary” or “Beneficiaries” means the beneficiary last designated in writing by a Participant in accordance with procedures established by the Committee from time to time to receive the benefits specified hereunder in the event of the Participant’s death. No Beneficiary designation shall become effective until it is filed with the Committee during the Participant’s lifetime.

     “Board of Directors” or “Board” means the Board of Directors of the Company.

     “Bonus” means any cash based incentive compensation payable to a Participant on an annual or quarterly basis, as applicable, in addition to the Participant’s Salary and Commissions.

     “Business Objects Escrow Payment Plan” means the Business Objects Escrow Payment Plan adopted in connection with the acquisition of Acta Technology, Inc.

     “Business Objects Retention Plan” means the Business Objects Retention Plan adopted in connection with the acquisition of Acta Technology, Inc.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Commissions” means any commissions payable to a Participant in addition to the Participant’s Salary, Bonus, Escrow Payment and Retention Plan Payment.

     “Committee” means the committee appointed by the Board to administer the Plan in accordance with Article VIII.

     “Compensation” means the Bonus, Escrow Payment, Retention Plan Payment, Salary and Commissions that the Participant earns for services rendered to the Company.

     “Director” means a member of the Board.

     “Distributable Amount” means the amount credited to a Participant’s Account.

     “Distribution Event” means, with respect to each Participant, (a) the Participant’s termination of employment or directorship with the Company for any reason, including retirement, death or disability, or (b) a specific date, if specified by the Participant pursuant to Article VII. A Participant’s Distribution Event election shall be made in writing at such time, on such form and subject to such procedures as the Committee may, in its sole and absolute discretion, specify from time to time.

     “Eligible Employee” means an Employee, or a Director who is not an Employee, who is either highly compensated or part of a select group of management, as determined by the Committee, in its discretion.

     “Employee” means a common law employee of the Company, except:

          (a) Leased Employees;

          (b) Employees who are non-resident aliens (within the meaning of Code Section 7701(b)(1)(B)) and who receive no earned income (within the meaning of Code Section 911(d)(2)) from the Employer which constitutes income from sources within the United States (within the meaning of Code Section 861(a)(3));

          (c) Employees who are covered by a collective bargaining agreement between a union and the Company or any employers’ association under which retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides for coverage of such Employees under the Plan;

          (d) individuals who are classified as Consultants by the Company, whether or not such classification is upheld upon governmental or judicial review. “Consultants” means individuals (who may also be referred to as independent contractors) who have specialized knowledge or special skills and are retained to provide advice or assistance to the Company and who are not Employees of the Company;

          (e) individuals who are classified as Agency Workers by the Company, whether or not such classification is upheld upon governmental or judicial review. “Agency Workers” means individuals who are employed pursuant to a written agreement with an agency or other third party for a specific job assignment or project;

          (f) individuals who are Reclassified Employees. “Reclassified Employees” means Employees who were not initially classified by the Company as Employees, but who were subsequently reclassified as Employees by a federal, state or local group, organization or agency, or a court; or

          (g) individuals who are parties to an agreement that provides that they shall not be eligible to participate in the Plan, whether or not such agreement is upheld upon governmental or judicial review.

     “Escrow Payment” means any cash based compensation payable to a Participant pursuant to the Business Objects Escrow Payment Plan.

     “Fund” or “Funds” means one or more of the investment funds selected by the Committee pursuant to Section 3.3.

     “Initial Election Period” means the thirty (30)-day period following the Eligible Employee’s date of hire or, if later, upon first becoming an Eligible Employee.

     “Investment Return” means, for each Fund, an amount equal to the pre-tax rate of gain or loss on the assets of such Fund (net of applicable fund and investment charges) during each valuation period, but not less frequently than monthly.

     “Participant” means any Eligible Employee who elects to defer Compensation in accordance with Section 3.1.

     “Payment Commencement Date” means the date that is as soon as reasonably practicable on or after the first day of the month following the calendar quarter in which the Participant has a Distribution Event.

     “Plan Year” means the calendar year.

     “Retention Plan Payment” means any cash based compensation payable to a Participant pursuant to the Business Objects Retention Plan.

     “Salary” means the Employee’s base salary for the Plan Year or, in the case of a Director who is not also an Employee, his or her retainer and/or meetings and committees fees. Salary excludes Bonuses, Commissions, Escrow Payments, Retention Plan Payments and any other form of compensation such as restricted stock, proceeds from stock options or stock appreciation rights, severance payments, moving expenses, car or other special allowance, or any other amounts included in an Eligible Employee’s taxable income that is not compensation for services.

ARTICLE II

PARTICIPATION

2.1 Participation

     An Eligible Employee shall become a Participant in the Plan by electing to defer a portion of his or her Compensation in accordance with Section 3.1.

ARTICLE III

DEFERRAL ELECTIONS

3.1 Elections to Defer Compensation

     (a) Initial Election Period. Each Eligible Employee may elect to defer Compensation by filing an election with the Committee that conforms to the requirements of this Section, on a form approved by the Committee, no later than the last day of his or her Initial Election Period.

     (b) General Rule. The amount of Compensation that an Eligible Employee may elect to defer is as follows:

(1)	Any whole percentage of Salary up to eighty-five percent (85%), except that Directors who are not Employees may defer up to 100% of their Salary; and/or

(2)	Any whole percentage of Commissions up to eighty-five percent (85%); and/or

(3)	Any whole percentage of Bonus up to one hundred percent (100%); and/or

(4)	Any whole percentage of Escrow Payment up to one hundred percent (100%); and/or

(5)	Any whole percentage of Retention Plan Payment up to one hundred percent (100%);

provided, however, that no election shall be effective to reduce the Compensation paid to an Eligible Employee for a calendar year to an amount that is less than the amount necessary to pay (i) applicable employment taxes (e.g., FICA, hospital insurance) payable with respect to amounts deferred hereunder, (ii) amounts necessary to satisfy any other benefit plan withholding obligations, (iii) any resulting income taxes payable with respect to Compensation that are not so deferred, and

(iv) any amounts necessary to satisfy any wage garnishment or similar type obligations.

     (c) Minimum Deferrals. For each Plan Year during which the Eligible Employee is a Participant, the minimum Compensation that may be deferred under this Section shall be Five Thousand Dollars ($5,000).

     (d) Effect of Initial Election.

          (1) Salary or Commissions. An election to defer Salary or Commissions made during an Initial Election Period shall be effective as to Salary or Commissions earned beginning with the first pay period beginning after the Initial Election Period.

          (2) Annual Bonus. An election to defer an annual Bonus made during an Initial Election Period that ends on or before June 30 shall be effective as to any annual Bonus earned for such Plan Year. An election to defer an annual Bonus made during an Initial Election Period that ends after June 30 shall be effective as to any annual Bonus earned for the Plan Year immediately following the Plan Year in which the election is made.

          (3) Quarterly Bonus. An election to defer a quarterly Bonus made during an Initial Election Period shall be effective as to any quarterly Bonus earned for each full calendar quarter commencing on or immediately following the Initial Election Period and ending with or within the Plan Year for which such election is effective.

          (4) Escrow Payment. An election to defer an Escrow Payment made during an Initial Election Period that ends on or before June 30 shall be effective as to any Escrow Payment earned for such Plan Year. An election to defer an Escrow Payment made during an Initial Election Period that ends after June 30 shall be effective as to any Escrow Payment earned for the Plan Year immediately following the Plan Year in which the election is made.

          (5) Retention Plan Payment. An election to defer Retention Plan Payment made during an Initial Election Period that ends on or before June 30 shall be effective as to any Retention Plan Payment earned for such Plan Year. An election to defer a Retention Plan Payment made during an Initial Election Period that ends after June 30 shall be effective as to any Retention Plan Payment earned for the Plan Year immediately following the Plan Year in which the election is made.

     (e) Duration of Salary Deferral Elections. A Salary deferral election made under Subsection (a) or (g) of this Section shall remain in effect for the Plan Year to which it applies, notwithstanding any change in the Participant’s Salary. A Participant’s Salary deferral election shall terminate with respect to future Salary upon the Participant ceasing to be an Eligible Employee.

     (f) Duration of Bonus, Commissions, Escrow Payment and Retention Plan Payment Deferral Election. A Bonus, Commissions, Escrow Payment and Retention Plan Payment deferral election made under Subsection (a) or (g) of this Section shall remain in effect for the Plan Year to which it applies. A Participant’s Bonus, Commissions, Escrow Payment or Retention Plan Payment deferral election shall terminate with respect to future Bonuses, Commissions, Escrow Payments or Retention Plan Payments upon the Participant ceasing to be an Eligible Employee.

     (g) Elections Other Than Elections During the Initial Election Period. Any Eligible Employee who fails to elect to defer Compensation during his or her Initial Election Period may subsequently become a Participant, and any Eligible Employee who has terminated a prior deferral election may again elect to defer Compensation, by filing an election to defer Compensation, as described in Subsection (b) above and on a form approved by the Committee, during the open enrollment period set by the Committee prior to each Plan Year. An election to defer Compensation must be filed no later than December 15 (or such other date as the Committee may establish from time to time) and will be effective for (i) Salary and/or Commissions earned beginning with the first pay period beginning on and after the beginning of the next succeeding Plan Year, (ii) any annual Bonus, Escrow Payment and/or Retention Plan Payment earned for the Plan Year for which the election is made and payable in the next succeeding Plan Year, and (iii) any quarterly Bonus earned for any calendar quarter commencing on or after the Plan Year for which the election is made.

3.2 Company Contributions

     The Company may, in its sole and absolute discretion, make discretionary contributions to the Accounts of one or more Participants at such times and in such amounts as the Board may determine.

3.3 Investment Elections

     The Committee may, in its sole and absolute discretion, provide each Participant with a list of investment Funds available for hypothetical investment, and the Participant may designate, in a manner specified by the Committee, one or more Funds that his or her Account will be deemed to be invested in for purposes of determining the amount of earnings to be credited to that Account. The Committee may, from time to time, in its sole and absolute discretion, select a commercially-available fund to constitute the Fund actually selected. The Investment Return of each such commercially-available fund shall be used to determine the amount of earnings to be credited to Participants’ Accounts under Subsection 4.1(d).

     In making the designation pursuant to this Section, the Participant may specify that all or any one percent (1%) multiple of his or her Account be deemed to be invested in one or more of the Funds offered by the Committee. Subject to such limitations and conditions as the Committee may specify, but not more frequently than monthly, a Participant may change the designation made under this Section in such manner and at such time or times as the Committee shall specify. If a Participant fails to elect a Fund under this Section, or if the Committee shall not provide Participants with a list of Funds pursuant to this Section, then the Participant shall be deemed to have elected a money market or similar fund.

     The Company may, but need not, acquire investments corresponding to those designated by the Participants hereunder, and it is not under any obligation to maintain any investment it may make. Any such investments, if made, shall be Company property in which no Participant shall have any interest.

ARTICLE IV

ACCOUNTS

4.1 Participant Accounts

     The Committee shall establish and maintain an Account for each Participant under the Plan. Each Participant’s Account may be further divided into separate subaccounts (“investment Fund subaccounts”), corresponding to investment Funds elected by the Participant pursuant to Section 3.3 or as otherwise determined by the Committee to be necessary or appropriate for proper Plan administration. A Participant’s Account shall be credited as follows:

     (a) On each applicable pay day, the Committee shall credit the investment Fund subaccounts of the Participant’s Account with an amount equal to Salary deferred by the Participant during each pay period in accordance with the Participant’s election; that is, the portion of the Participant’s deferred Salary that the Participant has elected to be deemed to be invested in a certain type of investment Fund shall be credited to the investment Fund subaccount corresponding to that investment Fund.

     (b) On the day each Bonus (including any partial Bonus), Commissions, Escrow Payment or Retention Plan Payment would have been paid, the Committee shall credit the investment Fund subaccounts of the Participant’s Account with an amount equal to the portion of the Bonus, Commissions, Escrow Payment or Retention Plan Payment deferred by the Participant’s election; that is, the portion of the Participant’s deferred Bonus, Commissions, Escrow Payment or Retention Plan Payment that the Participant has elected to be deemed to be invested in a certain type of investment Fund shall be credited to the investment Fund subaccount corresponding to that investment Fund.

     (c) As soon as administratively practicable after the last day of the Plan Year or such earlier time or times as the Committee may determine, the Committee shall credit the investment Fund subaccounts of the Participant’s Account with an amount equal to the portion, if any, of any Company contribution made to or for the Participant’s benefit in accordance with Section 3.3; that is, the portion of the Participant’s Company contribution, if any, that the Participant has elected to be deemed to be invested in a certain type of investment Fund shall be credited to the investment Fund subaccount corresponding to that investment Fund.

     (d) Each investment Fund subaccount of a Participant’s Account shall be credited with deemed earnings daily.

ARTICLE V

VESTING

5.1 Account

     (a) Compensation Deferrals. A Participant’s Account attributable to Compensation deferred by a Participant pursuant to the terms of this Plan, together with any amounts credited to the Participant’s Account under Section 4.1(d) with respect to such deferrals, shall be one hundred percent (100%) vested at all times.

     (b) Company Contributions. The value of a Participant’s Account attributable to any Company contributions pursuant to Section 3.3 shall vest at such time or times as the Board shall specify in connection with any such contributions. Unless otherwise specified by the Board, Participants shall be one hundred percent (100%) vested in such amounts together with any amounts credited to the Participant’s Account under Section 4.1(d) with respect to such amounts.

ARTICLE VI

GENERAL DUTIES

6.1 Trustee Duties

     The Trustee shall manage, invest and reinvest the Trust Fund as provided in the Trust Agreement. The Trustee shall collect the income on the Trust Fund, and make distributions therefrom, all as provided in this Plan and in the Trust Agreement.

6.2 Company Contributions

     While the Plan remains in effect, the Company shall make contributions to the Trust Fund at least once each Plan Year. As soon as administratively practicable after the close of each Plan Year, the Company shall make an additional contribution to the Trust Fund to the extent that previous contributions to the Trust Fund for the current Plan Year are less than the total of the Compensation deferrals made by each Participant plus Company contributions, if any, accrued as of the close of the current Plan Year.

6.3 Department of Labor Determination

     In the event that any Participants are found to be ineligible, that is, not members of a select group of management or highly compensated employees, according to a determination made by the Department of Labor, the Committee shall take whatever steps it deems necessary, in its sole and absolute discretion, to equitably protect the interests of the affected Participants.

ARTICLE VII

DISTRIBUTIONS

7.1 Distribution of Deferred Compensation — Termination of Employment

     (a) Termination of Employment.

          (1) In the event a Participant’s employment terminates for any reason other than death, including (without limitation) retirement or disability, then the Participant’s Distributable Amount shall be paid to the Participant (and after the Participant’s death to his or her Beneficiary) in a single, lump-sum. Notwithstanding the foregoing, an eligible Participant may, in accordance with the criteria set forth below, elect from the following optional forms of distribution: (i) if the Participant has three (3) or more years of service, twenty (20) quarterly installments, or (ii) if the Participant has five (5) or more years of service, forty (40) quarterly installments, or (iii) if the Participant has seven (7) or more years of service or is age sixty-five (65) or greater (or age fifty-five (55) or greater with respect to Compensation deferred on or after January 1, 2003), sixty (60) quarterly installments. If a Participant elects a number of quarterly installments for which he or she is ineligible due to insufficient years of service, he or she will be deemed to elect the maximum number of quarterly installments for which he or she is eligible.

          (2) A Participant may make such a distribution election by completing a form approved by and filed with the Committee within thirty (30) days of the date the Eligible Employee first becomes a Participant. A Participant may change his or her form of distribution under this Section provided that he or she files the change with the Committee at least one (1) year prior to his or her Payment Commencement Date.

          (3) Notwithstanding the foregoing, if the Participant’s Distributable Amount is less than Twenty-Five Thousand Dollars ($25,000), the Distributable Amount shall automatically be distributed in the form of a cash lump sum on the Participant’s Payment Commencement Date.

          (4) If the Participant’s Distributable Amount is paid in installments, the Participant’s Account shall continue to be credited daily with deemed earnings pursuant to

Section 4.1(d) and the installment amount shall be adjusted annually to reflect gains and losses until all amounts credited to his or her Account under the Plan have been distributed.

          (5) An eligible Participant may, in accordance with the criteria set forth below, elect to defer the Participant’s Distribution Event for between one (1) and five (5) years following the date of termination, if the Participant has three (3) or more years of service or is age fifty-five (55) or greater on or before the date of termination.

          (6) A Participant may make such an election to defer the Distribution Event or change his or her election under this Section by completing a form approved by and filed with the Committee, provided that he or she files such initial election or any change to such election with the Committee at least one (1) year prior to his or her Payment Commencement Date.

          (7) If the Participant has elected to defer the Distribution Event pursuant to this Section, the Participant’s Account shall continue to be credited daily with deemed earnings pursuant to Section 4.1(d).

          (8) Amounts payable pursuant to this Section shall be subject to the limitation on payout under Section 7.4.

     (b) Death While an Eligible Employee. If a Participant dies while an Eligible Employee, his or her Beneficiary shall be paid the Participant’s Account balance in the form selected by the Participant pursuant to Section 7.1(a).

     (c) Death While Receiving Benefits. If the Participant dies while in pay status, his or her Beneficiary shall be paid the remaining quarterly installments as they come due.

     (d) Survivor’s Benefit. The Beneficiary of an Eligible Employee shall receive a survivor’s benefit upon the Eligible Employee’s death of $50,000, unless the Eligible Employee dies during a year in which he or she was a Participant, that is, he or she deferred income under Section 3.1, in which case the Beneficiary shall receive a survivor’s benefit of $200,000 instead of $50,000; provided, that in each case the Eligible Employee has submitted to the Company a completed life insurance application reasonably acceptable to the Company.

     (e) Unscheduled Post-Termination Withdrawals. On or after the date of termination from employment, Participants (and after Participant’s death, his or her Beneficiary) may request to withdraw amounts from their Accounts prior to their scheduled Payment Commencement Date or may accelerate the payment of amounts from their Accounts following the Payment Commencement Date (each, an “Unscheduled Post-Termination Withdrawal”). Upon receiving an Unscheduled Post-Termination Withdrawal request, the Committee shall authorize such Unscheduled Post-Termination Withdrawal subject to the following restrictions:

          (1) The election to take an Unscheduled Post-Termination Withdrawal shall be made by completing a form approved by and filed with the Committee.

          (2) The amount payable to a Participant (or, after a Participant’s death, to his or her Beneficiary) in connection with an Unscheduled Post-Termination Withdrawal shall in all cases equal ninety percent (90%) of the amount requested by the Participant or, if lesser, ninety percent (90%) of the Unscheduled Post-Termination Withdrawal amount approved by the Committee; provided, however, that the maximum amount payable to a Participant (or, after a Participant’s death, to his or her Beneficiary) in connection with an Unscheduled Post-Termination Withdrawal shall be ninety percent (90%) of the Distributable Amount as of the date on which the Unscheduled Post-Termination Withdrawal election is made.

          (3) If a Participant or Beneficiary receives an Unscheduled Post-Termination Withdrawal, the remaining portion of the requested or approved amount, as applicable (i.e., ten percent (10%) of such amount), shall be permanently forfeited and the Company shall have no obligation to the Participant or his or her Beneficiary with respect to such forfeited amount.

          (4) An Unscheduled Post-Termination Withdrawal of the Participant’s Distributable Amount pursuant to this Section shall be made pro rata from his or her deemed investments according to the balances in such investments. Subject to the foregoing and subject to the Committee’s approval, payment of any amount with respect to which a Participant (or, after a Participant’s death, his or her Beneficiary) has filed a request under this Section shall be made in a single cash lump sum as soon as administratively practicable after the Unscheduled Post-Termination Withdrawal election is approved.

7.2 Scheduled and Unscheduled In-Service Withdrawals

     (a) Scheduled In-Service Withdrawals. A Participant may, in connection with his or her Compensation deferral election for a Plan Year, specify a withdrawal (a “Scheduled In-Service Withdrawal”) of all of his or her Account attributable to Compensation deferred for such Plan Year, including any amounts credited with respect to such deferrals pursuant to Section 4.1(d), subject to the following restrictions:

          (1) A Participant’s Scheduled In-Service Withdrawal election must specify a Scheduled In-Service Withdrawal date that is at least three (3) years from the date the election is received by the Company.

          (2) The election to take a Scheduled In-Service Withdrawal shall be made by completing a form approved by and filed with the Committee.

          (3) The amount payable to a Participant in connection with a Scheduled In-Service Withdrawal shall in all cases be one hundred percent (100%) of the Compensation deferred for the Plan Year with respect to which the election applies, together with any earnings credited to such amount pursuant to Section 4.1(d), determined as of the Scheduled In-Service Withdrawal date.

          (4) All Scheduled In-Service Withdrawals shall be paid in January of the year specified in the form of a single, lump-sum payment or, if the Participant so elects, in annual installments (not to exceed four (4) annual installments) commencing in January of the year specified; provided that if a Participant’s Distributable Amount is less than Twenty-Five Thousand Dollars ($25,000), the Scheduled In-Service Withdrawal shall be paid in the form of a cash lump sum in January of the year specified.

          (5) If the Participant’s Scheduled In-Service Withdrawal is paid in installments, the Participant’s Account shall continue to be credited daily with earnings pursuant to Section 4.1(d) and the installment amount shall be adjusted annually to reflect gains and losses until all amounts credited to his or her Account under the Plan have been distributed. Upon termination of the Participant’s employment with, or service as a Director to, the Company for any reason while receiving installments of his or her Scheduled In-Service Withdrawal, the remaining portion of the Scheduled In-Service Withdrawal shall be paid in the form of a single lump-sum distribution as soon as administratively practicable following the last day of the month in which the Participant terminated employment or service as a Director.

          (6) With respect to each Scheduled In-Service Withdrawal election, a Participant may, in each case at least one (1) year prior to a Scheduled In-Service Withdrawal date: (i) revoke his or her Scheduled In-Service Withdrawal election in favor of a later Scheduled In-Service Withdrawal date that is at least two (2) years later; and/or (ii) change the form of his or her Scheduled In-Service Withdrawal (i.e., between a lump-sum payment and quarterly installments).

          (7) A Participant’s Scheduled In-Service Withdrawal election shall become void and of no effect upon termination of the Participant’s employment with, or service as a Director to, the Company for any reason before the Participant’s scheduled withdrawal date period. In such event, the distribution provisions of Section 7.1 shall apply.

     (b) Unscheduled In-Service Withdrawals. Participants may request to withdraw amounts from their Accounts attributable to Compensation deferrals prior to termination of employment with the Company (an “Unscheduled In-Service Withdrawal”). Upon receiving an Unscheduled In-Service Withdrawal request, the Committee shall authorize such Unscheduled In-Service Withdrawal subject to the following restrictions:

          (1) The election to take an Unscheduled In-Service Withdrawal shall be made by completing a form approved by and filed with the Committee.

          (2) The amount payable to a Participant in connection with an Unscheduled In-Service Withdrawal shall in all cases equal ninety percent (90%) of the amount requested by the Participant or, if lesser, ninety percent (90%) of the Unscheduled In-Service Withdrawal amount approved by the Committee; provided, however, that the maximum amount payable to a Participant in connection with an Unscheduled In-Service Withdrawal shall be ninety percent (90%) of the Distributable Amount as of the date on which the Unscheduled In-Service Withdrawal election is made.

          (3) If a Participant receives an Unscheduled In-Service Withdrawal, the remaining portion of the requested or approved amount, as applicable (i.e., ten percent (10%) of such amount), shall be permanently forfeited and the Company shall have no obligation to the Participant or his or her Beneficiary with respect to such forfeited amount.

          (4) If a Participant receives an Unscheduled In-Service Withdrawal, the Participant shall be ineligible to participate in the Plan for the balance of the Plan Year in which the Unscheduled In-Service Withdrawal occurs and all of the following Plan Year.

          (5) An Unscheduled In-Service Withdrawal of the Participant’s Distributable Amount pursuant to this Section shall be made pro rata from his or her assumed investments according to the balances in such investments. Subject to the foregoing and subject to the Committee’s approval, payment of any amount with respect to which a Participant has filed a request under this Section shall be made in a single cash lump sum as soon as administratively practicable after the Unscheduled In-Service Withdrawal election is approved.

7.3 Unforeseeable Emergency

     (a) Accelerated Distributions. The Committee may, in its sole and absolute discretion, accelerate the date of distribution of a Participant’s Account because of an Unforeseeable Emergency at any time. “Unforeseeable Emergency” shall mean an unforeseeable, severe financial condition resulting from (1) a sudden and unexpected illness or accident of the Participant or his or her dependent (as defined in Code Section 152(a)); (2) loss of the Participant’s property due to casualty; or (3) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

     (b) Distribution Attributable to an Unforeseeable Emergency. Unless the Committee, in its sole and absolute discretion, determines otherwise, distribution pursuant to this Section of less than the Participant’s entire interest in the Plan shall be made pro rata from his or her deemed investments according to the balances in such investments. Subject to the foregoing, payment of any amount with respect to which a Participant has filed a request under this Section shall be made in a single cash lump sum as soon as administratively practicable after the Committee approves the Participant’s request. If a Participant receives a distribution pursuant to this Section, the Participant shall be ineligible to participate in the Plan for the balance of the Plan Year in which the distribution occurs.

7.4 Inability To Locate Participant

     In the event that the Committee, acting in good faith, is unable to locate a Participant or Beneficiary within two (2) years following the Participant’s Distribution Event, the amount allocated to the Participant’s Deferral Account shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit (calculated immediately prior to the forfeiture)

shall be reinstated without interest or earnings.

ARTICLE VIII

ADMINISTRATION

8.1 Committee

     A Committee shall be appointed by, and serve at the pleasure of, the Board. The number of members comprising the Committee shall be determined by the Board which may from time to time vary the number of members. A member of the Committee may resign by delivering a written notice of resignation to the Board. The Board may remove any member by delivering a certified copy of its resolution of removal to such member. Vacancies in the membership of the Committee shall be filled promptly by the Board.

8.2 Committee Action

     The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The chairman or any other member or members of the Committee designated by the chairman may execute any certificate or other written direction on behalf of the Committee.

8.3 Powers and Duties of the Committee

     (a) The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

          (1) To select the funds to be the Funds in accordance with Section 3.3 hereof;

          (2) To construe and interpret the terms and provisions of this Plan;

          (3) To amend, modify, suspend or terminate the Plan in accordance with Section 9.4;

          (4) To compute and certify the amount and kind of benefits payable to Participants and their Beneficiaries and to direct the Trustee as to the distribution of Plan assets;

          (5) To maintain all records that may be necessary for the administration of the Plan;

          (6) To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

          (7) To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof; and

          (8) To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe.

8.4 Construction and Interpretation

     The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary.

8.5 Information

     To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other cause of termination, and such other pertinent facts as the Committee may reasonably require.

8.6 Compensation, Expenses and Indemnity

     (a) The members of the Committee shall serve without compensation for their services hereunder.

     (b) The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

     (c) To the extent permitted by applicable state law, the Company shall indemnify and save harmless the Committee and each member thereof, the Board and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct or gross negligence. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

8.7 Quarterly Statements.

     Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Account on a quarterly basis.

ARTICLE IX

MISCELLANEOUS

9.1 Unsecured General Creditor

     Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interests in any specific property or assets of the Company. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company’s assets shall be, and remain, the general unpledged, unrestricted assets of the Company. The Company’s obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

9.2 Restriction Against Assignment

     The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant’s Account shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Account be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its sole and absolute discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

9.3 Withholding

     There shall be deducted from each payment made under the Plan, all taxes that are required to be withheld by the Company in respect to such payment. The Company shall have the right to reduce any payment by the amount of cash sufficient to provide the amount of said taxes.

9.4 Amendment, Modification, Suspension or Termination

     The Committee may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Account, provided that a termination or suspension of the Plan or any Plan amendment or modification that will significantly increase costs to the Company shall be approved by the Board. In the event that this Plan is terminated, the timing of the disposition of the amounts credited to a Participant’s Account shall occur in accordance with Section 7.1, subject to earlier distribution at the discretion of the Committee.

9.5 Governing Law

     This Plan shall be construed, governed and administered in accordance with the laws of the state of California.

9.6 Receipt or Release

     Any payment to a Participant or the Participant’s Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

9.7 Payments on Behalf of Persons Under Incapacity

     In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

9.8 No Employment Rights

     Participation in this Plan shall not confer upon any person any right to be employed by the Company or any other right not expressly provided hereunder.

9.9 Headings, etc

     Not Part of Agreement.

     Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

     IN WITNESS WHEREOF, the Company has caused this restated Plan to be executed by its duly authorized officer on this 1st day of August, 2002.

BUSINESS OBJECTS AMERICAS

By:	/s/ Bernard Liautaud

Title:	President & CEO